SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

Key3Media Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

49326R 10 41

(CUSIP Number)

August 18, 2000-December 31, 2000

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 49326R 10 41

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SOFTBANK America Inc. (IRS#: N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 35,809,678
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 35,809,678
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,809,678
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.4%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 49326R 10 41

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SOFTBANK Holdings Inc. (IRS#: N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 35,810,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 35,810,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,810,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.4%
12	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13G

CUSIP No. 49326R 10 41

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SOFTBANK Corp. (IRS#: N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 35,810,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 35,810,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,810,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.4%
12	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13G

CUSIP No. 49326R 10 41

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Masayoshi Son (IRS#: N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 35,810,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 35,810,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,810,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 49326R 10 41

Item 1.
(a)	Name of Issuer: Key3Media Group, Inc.
(b)	Address of Issuer's Principal Executive Offices:
5700 Wilshire Blvd., Suite 325 Los Angeles, CA 90036
Item 2.
(a)	Name of Person Filing: SOFTBANK America Inc. (“SB America”) SOFTBANK Holdings Inc. (“SBH”) SOFTBANK Corp. (“SOFTBANK”) Masayoshi Son

            SBH, a Delaware corporation, owns all the outstanding stock of SB America, a Delaware corporation. Accordingly, SBH may be regarded as a beneficial owner of securities owned by SB America. SBH is in turn a wholly-owned subsidiary of SOFTBANK, a Japanese corporation. Accordingly, securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximate 50% interest in SOFTBANK. Accordingly, securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

            SOFTBANK Kingston, Inc. owns 645 shares of Key3Media Group, Inc., all of which may be deemed to be beneficially owned by SBH, SOFTBANK and Mr. Son.

(b)	Address of Principal Business Office or, if None, Residence:
For SB America: 10 Langley Road, Suite 403 Newton Centre, MA 02159
For SBH: 300 Delaware Avenue, Suite 900 Wilmington, DE 19801
For SOFTBANK and Mr. Son: 24-1, Nihonbashi - Hakozakicho Chuo-ku, Tokyo 103, Japan

(c)	Citizenship:
For SB America and SBH - Delaware For SOFTBANK and Mr. Son - Japan
(d)	Title of Class of Securities: Common stock, par value $0.01 per share.
(e)	CUSIP Number: 49326R 10 41
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person is a:
(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see § 240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(H)
Item 4.	Ownership.
(a)	Amount Beneficially Owned:
35,810,000 by SBH, SOFTBANK and Mr. Son 35,809,678 by SB America
(b)	Percent of Class: 56.4%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
(ii)	shared power to vote or to direct the vote:
35,810,000 by SBH, SOFTBANK and Mr. Son 35,809,678 by SB America
(iii)	sole power to dispose or direct the disposition of:
(iv)	shared power to dispose or direct the disposition of:
35,810,000 by SBH, SOFTBANK and Mr. Son 35,809,678 by SB America
Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A

Item 10.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2001

SOFTBANK AMERICA INC.
By:	/s/ Stephen A. Grant

Stephen A. Grant, Secretary

SOFTBANK HOLDINGS INC.
By:	/s/ Stephen A. Grant

Stephen A. Grant, Secretary

SOFTBANK CORPORATION
By:	/s/ Stephen A. Grant

Stephen A. Grant, Attorney-in-Fact

MASAYOSHI SON
By:	/s/ Stephen A. Grant

Stephen A. Grant, Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description
Exhibit A	Agreement of Joint Filing, dated as of February 9, 2001, by and among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son.
Exhibit B	Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

EXHIBIT A

AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, par value $0.01 per share, of Key3Media Group, Inc. and that this agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 9, 2001.

SOFTBANK AMERICA INC.
By:	/s/ Stephen A. Grant

Stephen A. Grant, Secretary

SOFTBANK HOLDINGS INC.
By:	/s/ Stephen A. Grant

Stephen A. Grant, Secretary

SOFTBANK CORPORATION
By:	/s/ Stephen A. Grant

Stephen A. Grant Attorney-in-Fact

MASAYOSHI SON
By:	/s/ Stephen A. Grant

Stephen A. Grant Attorney-in-Fact